Exhibit 99.1

Scalar, LLC (“Scalar”),hereby consents to (i) the filing of our fairness opinion dated December 4, 2025 (the “Opinion”) to the Special Committee of the Board of Directors of Perceptive Capital Solutions Corp  (“PCSC”) as Annex L to the proxy statement/prospectus contained in this Registration Statement on Form S-4, (ii) the references therein to Scalar and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by the Special Committee of the Board of Directors of PCSC. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Scalar, LLC

Scalar, LLC

June 10, 2026